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                            March 19, 2021

       Eli Casdin
       Chief Executive Officer
       CM Life Sciences III Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, NY 10065

                                                        Re: CM Life Sciences
III Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253475

       Dear Mr. Casdin:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Proposed Business
       Sourcing of Potential Initial Business Combination Targets, page 88

   1. We note that affiliates of management are currently searching for an acquisition target in the Life Sciences
industry sector in connection with the CM Life Sciences II, Inc. SPAC.
                                                        We also note your
statement that you "do not believe that any such potential conflicts would materially affect
[your] ability to complete an initial business combination."
                                                        Expand your disclosure
here and elsewhere to address the reasons why you believe so, and whether you would
expect CM Life Sciences II, Inc. to announce an acquisition target before a target is
announced for the company.
 Eli Casdin
CM Life Sciences III Inc.
March 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Casdin
                                                           Division of
Corporation Finance
Comapany NameCM Life Sciences III Inc.
                                                           Office of Technology
March 19, 2021 Page 2
cc:       Colin Diamond, Esq.
FirstName LastName